Exhibit 2.1

Execution Version

CUSTODIAL TRANSFER

AND

ASSET PURCHASE AGREEMENT

by and between

FIFTH THIRD BANK, NATIONAL ASSOCIATION

and

HEALTHEQUITY, INC.

dated as of April 27, 2021

TABLE OF CONTENTS

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CUSTODIAL TRANSFER AND ASSET PURCHASE AGREEMENT

This CUSTODIAL TRANSFER AND ASSET PURCHASE AGREEMENT, dated as of April 27, 2021 (this “Agreement”), is by and between Fifth Third Bank, National Association, a national banking association (“Seller”), and HealthEquity, Inc., a Delaware corporation (“Buyer”).

W I T N E S S E T H:

WHEREAS, Seller acts as a qualified custodian (pursuant to Section 223 of the Internal Revenue Code of 1986, as amended (the “Code”)) for certain Health Savings Accounts (as hereinafter defined), which Seller offers together with certain Flexible Spending Accounts, Health Reimbursement Arrangements and Commuter Accounts (each as hereinafter defined);

WHEREAS, the Flexible Spending Accounts, Health Reimbursement Arrangements and Commuter Accounts offered by Seller are herein referred to as the “Notional Accounts,” and the Health Savings Accounts for which Seller acts as qualified custodian, together with the Notional Accounts, are herein referred to as the “Account Portfolio;”

WHEREAS, Seller is willing (i) to cease offering the Account Portfolio and (ii) to resign as qualified custodian for the Health Savings Accounts contained therein, and in connection therewith is willing to complete the Custodial Transfer (as hereinafter defined);

WHEREAS, Buyer is willing to accept the Custodial Transfer and desires to purchase and assume from Seller the Acquired Assets (as hereinafter defined) and the Assumed Liabilities (as hereinafter defined), all as more fully described herein; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound, the parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1      Definitions. For all purposes of this Agreement, the following terms shall have the respective meanings set forth in this Section 1.1 (such definitions to be equally applicable to both the singular and plural forms of the terms herein defined):

“Accounts” shall mean (i) all of the Flexible Spending Accounts offered by Seller, (ii) all of the Health Reimbursement Arrangements offered by Seller, (iii) all of the Health Savings Accounts, which may be comprised of a Deposit Account, an Investment Account or both, offered by Seller and for which Seller serves as custodian, and (iv) all of the Commuter Accounts offered by Seller.

“Account Agreements” shall mean each agreement, including a custodial agreement (together, in each case, with all modifications, amendments, supplements or other changes thereto), entered into between Seller and an Account Holder under which an Account is established and which contains the terms and conditions applicable to the Account.

“Account Assets” shall mean Cash Assets together with Investment Assets.

“Account Files” shall mean the following information in respect of the Accounts: (i) the demographic information used to process and service the Accounts, (ii) available balance information, (iii) historical transaction information and (iv) information collected in accordance with Seller’s Customer Identification Program (CIP) procedures.

“Account Holder” shall mean a Person in whose name an Account has been established, whether individually or pursuant to an arrangement with such Account Holder’s employer, and any authorized users of such Account.

“Account Liabilities” shall mean all deposit liabilities, including all Accrued Interest, with respect to the Accounts.

“Account Portfolio” shall have the meaning set forth in the Recitals.

“Accrued Interest” shall mean, as of any date, with respect to the Deposit Accounts, interest that has been accrued on but not paid to such Deposit Accounts.

“Acquired Assets” shall have the meaning set forth in Section 2.1.

“Adjustment Multiple” shall mean 0.1274509804.

“Adjustment Statement” shall have the meaning set forth in Section 2.7(a).

“Affiliate” shall mean any individual, partnership, corporation, entity or other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified.

“Agreed Claims” shall have the meaning set forth in Section 11.4(b).

“Agreement” shall have the meaning set forth in the Preamble.

“Allocation Schedule” shall have the meaning set forth in Section 2.5(b).

“Applicable Law” shall mean any domestic or foreign federal, state or local statute, law (whether statutory or common law), ordinance, rule, administrative interpretation or regulation (including those of any Governmental Authority or self-regulatory organization), applicable to and legally binding on Buyer or Seller or any of their respective Affiliates.

“Assumed Liabilities” shall have the meaning set forth in Section 2.1.

“Audit Firm” shall have the meaning set forth in Section 2.5(b).

“Available Balance Report” shall have the meaning set forth in Section 5.7.

“Bulk Cash Assets Transfer” shall have the meaning set forth in Section 5.7.

“Business Day” shall mean any day that is not a Saturday, a Sunday or a day on which banks in Salt Lake City, Utah are authorized or required to close for regular banking business.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Fundamental Representations” shall mean the representations and warranties of Buyer set forth in Section 4.1 (Organization and Related Matters), Section 4.2(a) (Authority; No Violation) and Section 4.5 (No Broker).

“Buyer Indemnitees” shall have the meaning set forth in Section 11.2(a).

“Buyer Material Adverse Effect” shall mean, with respect to Buyer, any circumstance, change, development, condition or event that, individually or in the aggregate, prevents, or would be reasonably likely to prevent, Buyer from consummating the Transactions on a timely basis and fulfilling its obligations under this Agreement, but in each case excluding any effect to the extent arising out of or resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by courts or governmental agencies or authorities, (C) changes, after the date hereof, in global, national or regional political conditions or in general U.S. national or regional or global economic or market conditions affecting banks or their holding companies generally (including changes in interest or exchange rates or in credit availability and liquidity), (D) execution, announcement or consummation of this Agreement and the transactions contemplated hereby, including the impact thereof on customers, suppliers, licensors, employees and others having business relationships with the Buyer, (E) the commencement, occurrence, continuation or escalation of any war, sabotage, armed hostilities or acts of terrorism, or (F) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including the COVID-19 virus).

“Cash Assets” shall mean any and all cash held on deposit in a Deposit Account, or cash held in an Investment Account.

“Claim Notice” shall have the meaning set forth in Section 11.4(a).

“Code” shall have the meaning set forth in the Recitals.

“Commuter Account” shall mean an account for a “qualified transportation fringe” benefit as defined in Section 132(f) of the Code.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of October 18, 2020, by and between Seller and Buyer.

“Consent” of a Person shall mean any consent, waiver, authorization, approval, concession, license, Permit, variance, exemption or Order of, registration, certificate, declaration or filing with or report or notice to such Person.

“Continuing Accounts” shall mean the HSA Accounts for which Buyer shall have become custodian following the Custodial Transfer in accordance with the terms hereof. For the avoidance of doubt, “Continuing Accounts” shall exclude any Accounts for which the Account Assets contained therein shall not have been transferred to the custody of Buyer, in the cases of Accounts comprised of HSAs, whether as a result of objection by the applicable Account Holder or otherwise.

“Contract” with respect to a Person shall mean any contract, agreement, arrangement, commitment, undertaking, license or other instrument (including all amendments, modifications, supplements or other changes thereto), whether written or oral, to which the applicable Person is a party or by which the applicable Person or any of its properties or assets is bound.

“Controlling Party” shall have the meaning set forth in Section 11.4(d).

“Conversion Date” shall mean the date that is mutually agreeable to the Parties, but in no event less than thirty-one (31) calendar days after the date that the last of the conditions set forth in Sections 9.1 and 9.2 are satisfied or duly waived, or such other date as may be mutually agreed upon by Buyer and Seller.

“Custodial Transfer” shall mean the transfer from Seller to Buyer of custody of the Accounts that are HSAs, together with the transfer from Seller to Buyer (or its designee) of the Account Assets held therein.

“Custodian Resignation Letter” shall have the meaning set forth in Section 5.1.

“Damages” shall have the meaning set forth in Section 11.2(a).

“Data Protection Laws” shall have the meaning set forth in Section 3.12(a).

“De Minimis Amount” shall have the meaning set forth in Section 11.2(b).

“Deposit Account” shall mean deposit accounts, as such term is used in 12 U.S.C. 1813(1)(1), that are Health Savings Accounts, including Accrued Interest and uncollected funds.

“Dispute Notice” shall have the meaning set forth in Section 2.7(b).

“Electronic Document” shall have the meaning set forth in Section 12.7.

“Employee” shall mean any current or former officer, employee, individual consultant or other individual service provider of Seller or any of its Affiliates.

“Enterprise Partner” shall mean any Person with whom Seller or an Affiliate thereof is partnered through Contract to offer Accounts to individuals employed or enrolled by such Person.

“Excluded Liabilities” shall have the meaning set forth in Section 2.3.

“Excluded Taxes” shall mean any Taxes of Seller or any Affiliate thereof relating to the Accounts.

“Flexible Spending Account” or “FSA” shall mean a “flexible spending account” as defined in Section 125 of the Code.

“Governmental Authority” shall mean any United States or foreign government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any authority, agency, department, board, commission or instrumentality of the United States, any State of the United States or any political subdivision thereof or any foreign jurisdiction, and any court, tribunal or arbitrator(s) of competent jurisdiction, which includes without limitation, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

“Health Savings Account” or “HSA” shall mean a “health savings account” as defined in Section 223 of the Code.

“Health Reimbursement Arrangement” or “HRA” shall mean a tax-advantaged employer-sponsored account used to reimburse employees for eligible medical expenses as contemplated under Section 213(d) of the Code.

“HSA Account” shall mean an Account that is a Health Savings Account, which may be comprised of a Deposit Account, an Investment Account or both, offered by Seller and for which Seller serves as custodian.

“HSA Account Holder” means an Account Holder in whose name an HSA Account has been established, whether individually or pursuant to an arrangement with such Account Holder’s employer.

“HSA Notice Period” shall have the meaning set forth in Section 5.3.

“HSA Transition Period” shall have the meaning set forth in Section 5.2.

“Indemnified Party” shall have the meaning set forth in Section 11.4(a).

“Indemnifying Party” shall have the meaning set forth in Section 11.4(a).

“Interfering Activities” shall mean encouraging, soliciting or inducing any Person, including any health plan, employer, joint marketing partner, account holder or other business relation, to cease doing business with, or reduce the amount of business conducted with Buyer, or in any way interfere with the relationship between any such Person and Buyer.

“Investment Accounts” shall mean HSA Accounts, other than Deposit Accounts, which include securities or other non-cash investments as directed by the Account Holder pursuant to the terms of the Account Agreements.

“Investment Assets” shall mean any and all non-cash investments (including mutual funds and money-market funds) held in an Investment Account.

“Knowledge” (i) with respect to Seller shall mean the knowledge, after reasonable inquiry, of Jamie Leonard, Jan Pynappel and Mark Robich and (ii) with respect to Buyer shall mean the knowledge, after reasonable inquiry, of Jon Kessler, Tyson Murdock and Delano Ladd.

“Liabilities” shall mean any and all debts, liabilities, guarantees, assurances, commitments, costs, expenses, fees and obligations, whether accrued or not accrued, fixed, known or unknown, absolute or contingent, asserted or unasserted, matured or unmatured, liquidated or unliquidated, due or to become due, or determined or determinable, whenever or however arising (including whether arising out of any Contract or tort based on negligence, strict liability, other Applicable Law or related to Taxes payable).

“Lien” shall mean any lien, claim, charge, option, encumbrance, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal, pledge or security interest or other restriction of any kind.

“Master Services Agreement” shall mean a Master Services Agreement in a form mutually agreeable to Buyer and Seller for the provision of Health Savings Accounts, Flexible Spending Accounts, Health Reimbursement Arrangements and Commuter Accounts to Seller’s employees, to be entered into by and between Buyer and Seller prior to the Conversion Date, which shall include the key terms attached hereto as Exhibit A.

“Material Contract” shall have the meaning set forth in Section 3.4.

“Material Permit” shall have the meaning set forth in Section 3.8(b).

“Maximum Amount” shall have the meaning set forth in Section 11.2(b).

“Non-Controlling Party” shall have the meaning set forth in Section 11.4(d).

“Notional Accounts” shall have the meaning set forth in the Recitals.

“Notional Account Transition Period” shall have the meaning set forth in Section 6.1.

“Order” shall mean any order, judgment, injunction, award, decree, writ or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authority.

“Permits” shall mean all municipal, state and federal and other governmental permits, licenses, registrations, agreements, waivers and authorizations held or used by the applicable Person in connection with its business and operations.

“Person” shall mean any individual, corporation, company, partnership (limited or general), limited liability company, joint venture, association, estate, trust or other business entity.

“Personal Data” shall have the same meaning as the term “personal data,” “personal information,” or the equivalent under applicable Data Protection Law.

“Plan Year End” shall mean the conclusion of the benefit plan year, including any run-out or grace periods, as provided in an Enterprise Partner plan document (whether or not corresponding to calendar year end) in which benefits associated with Notional Accounts are provided to Seller’s Enterprise Partners.

“Proceedings” shall have the meaning set forth in Section 3.7.

“Purchase Price” shall have the meaning set forth in Section 2.4.

“Required Consent” shall mean the approval, non-objection or similar decision or determination with respect to the consummation of the Transactions by any Governmental Authority required by Applicable Law or any Order.

“Resignation Notice Date” shall have the meaning set forth in Section 5.1.

“Restricted Period” shall mean the period commencing on the Conversion Date and ending on the fifth (5th) anniversary of the Conversion Date.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Disclosure Schedule” shall mean the disclosure schedule dated as of the date of this Agreement and delivered by Seller to Buyer prior to the execution and delivery of this Agreement attached hereto as Schedule 1.

“Seller Fundamental Representations” shall mean the representations and warranties of Seller set forth in Section 3.1 (Organization and Related Matters), Section 3.2(a) (Authority; No Violation), Section 3.5 (No Broker), Section 3.10 (Title) and Section 3.15 (Bankruptcy and Solvency).

“Seller Indemnitees” shall have the meaning set forth in Section 11.3(a).

“Seller Material Adverse Effect” shall mean any circumstance, change, development, condition or event that, individually or in the aggregate, (a) has or would be reasonably likely to have a material adverse effect on the Accounts, the Account Assets or the Acquired Assets, in each case taken as a whole, or (b) that prevents, or would be reasonably likely to prevent, Seller and/or its applicable Affiliates from consummating the Transactions on a timely basis and fulfilling its or their material obligations under this Agreement, but in each case excluding any effect to the extent arising out of or resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by courts or governmental agencies or authorities, (C) changes, after the date hereof, in global, national or regional political conditions or in general U.S. national or regional or global economic or market conditions affecting banks or their holding companies generally (including changes in interest or exchange rates or in credit availability and liquidity), (D) execution, announcement or consummation of this Agreement and the transactions contemplated hereby, including the impact thereof on customers, suppliers, licensors, employees and others having business relationships with the Seller, (E) the commencement, occurrence, continuation or escalation of any war, sabotage, armed hostilities or acts of terrorism, or (F) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including the COVID-19 virus)..

“Signing Date” shall mean the date hereof.

“Straddle Period” shall mean any taxable period beginning on or prior to and ending after the Conversion Date.

“Survival Period” shall have the meaning set forth in Section 11.1.

“Target Cash Assets Amount” shall mean Four Hundred Seventy-Six Million Nine Hundred Sixty-Three Thousand Seven Hundred Forty-Five Dollars ($476,963,745.00).

“Tax Claim” shall have the meaning set forth in Section 11.4(d).

“Tax Return” shall mean all returns, elections, claims for refund, declarations, reports, statements, estimates, information statements and other forms and documents (including all schedules, supplements, exhibits and other attachments thereto) with respect to the calculation, determination, assessment or collection of any Taxes.

“Taxes” shall mean all federal, state, local or foreign net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, escheat, abandoned or unclaimed property, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax or other like assessment of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Applicable Law or Taxing Authority, whether disputed or not. For purposes of this Agreement, in the case of any Straddle Period, Taxes for any Tax period (or portion thereof) ending on or before the Conversion Date shall be computed as if such taxable period ended as of the close of business on the Conversion Date.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

“Threshold Amount” shall have the meaning set forth in Section 11.2(b).

“Transactions” shall mean the transactions contemplated by this Agreement including, for the avoidance of doubt, the transfer from Seller and its Affiliates to Buyer of the exclusive right to act as trustee and custodian and administrator, as the case may be, of the Accounts (including all Account Assets contained therein) and the right of Buyer to effect the Custodial Transfer.

“Transfer Taxes” shall have the meaning set forth in Section 8.2.

“Transferred Cash Assets Amount” shall have the meaning set forth in Section 2.7(a).

“Transitioned Enterprise Partner” an Enterprise Partner who, during the HSA Transition Period, terminates its HSA relationship with Seller and establishes an HSA relationship with Buyer or any Affiliate of Buyer and/or enrolls in Buyer’s (or any of its Affiliate’s) HSA offerings.

“Transitioned Enterprise Partner Cash Assets Amount” means the amount of Cash Assets in Accounts of HSA Account Holders who are employed by a Transitioned Enterprise Partner that are actually transferred from Seller to Buyer (or its designee) prior to (but not as part of) the Bulk Cash Assets Transfer.

“Wire Transfer” shall mean a payment in immediately available funds by wire transfer in lawful money of the United States to such account or to a number of accounts as shall have been designated by written notice from the receiving party to the paying party.

ARTICLE II
SALE AND PURCHASE

Section 2.1     Sale and Purchase. On the terms and subject to the conditions of this Agreement, on the Conversion Date, Seller shall sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase and acquire from Seller, in each case free and clear of all Liens, the exclusive right (a) to act as custodian of the HSA Accounts, effective as of the Conversion Date, and (b) to effect the Custodial Transfer on the Conversion Date (collectively, the “Acquired Assets”).

Section 2.2     Assumed Liabilities. On the terms and subject to the conditions of this Agreement, on the Conversion Date, Buyer will assume and agree to pay, perform, be responsible for and discharge only the following Liabilities (collectively, the “Assumed Liabilities”): All Liabilities arising immediately following the Custodial Transfer solely in respect of the Continuing Accounts comprised of HSAs.

Section 2.3     Excluded Liabilities. Buyer will not assume or be liable for any Liabilities of Seller or any of its Affiliates other than the Assumed Liabilities (collectively, the “Excluded Liabilities”). Without limiting the generality of the foregoing, Buyer will not assume or be liable for any of the following Liabilities, which shall constitute “Excluded Liabilities” hereunder: (a) the Account Liabilities; (b) Excluded Taxes; (c) Liabilities arising under any Contracts of Seller or its Affiliates, whether relating to the Accounts or otherwise, whenever incurred or accrued; (d) Liabilities of whatever kind and nature assessed in any Proceeding to the extent relating to the Accounts or the Account Assets prior to or in connection with the Transactions, including the Custodial Transfer; (e) Liabilities relating to any breach or alleged breach of the Account Agreements in connection with the Transactions (including, for the avoidance of doubt, the Custodial Transfer); (f) Liabilities relating to any Employees of Seller or its Affiliates; (g) any Liability relating to the Notional Accounts arising on or prior to the Plan Year End applicable to such Notional Accounts; (h) any Liability for which Buyer has a right to indemnification pursuant to Section 11.2, and (i) any Liability of Seller relating to a Deposit Account.

Section 2.4     Purchase Price. The “Purchase Price” for the Acquired Assets shall be an amount in cash equal to sixty million seven hundred eighty-nine thousand four hundred ninety-six U.S. dollars and ninety-two U.S. cents ($60,789,496.92) (the “Purchase Price”), which shall be paid by Buyer on the Conversion Date by Wire Transfer and shall be subject to adjustment as set forth in Section 2.7.

Section 2.5     The Signing.

(a)           On the terms and subject to the conditions of this Agreement, the signing of this Agreement (the “Signing”) shall take place on the date hereof remotely via the electronic exchange of documents (by facsimile, .pdf, e-mail or other form of electronic communication). At the Signing each party shall deliver to the other: (i) duly executed counterparts to this Agreement and (ii) any other customary certificates or other instruments as may reasonably be requested in order to give effect to this Agreement.

(b)           Buyer and Seller agree that the Purchase Price shall be allocated among the Acquired Assets for all purposes (including Tax and financial accounting) as shown on the allocation schedule (the “Allocation Schedule”). A draft of the Allocation Schedule shall be prepared by Buyer and delivered to Seller within sixty (60) calendar days following the Conversion Date. If Seller notifies Buyer in writing within ten (10) Business Days of receipt of the Allocation Schedule that Seller objects to one or more items reflected in the Allocation Schedule, Seller and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within ninety (90) calendar days following the Conversion Date, such dispute shall be resolved by a nationally recognized independent accountant mutually acceptable to Seller and Buyer (“Audit Firm”). The fees and expenses of the Audit Firm will be borne equally by Seller and Buyer. If Seller does not object to the Allocation Schedule within such ten (10) Business Day period, the Allocation Schedule will be final, binding and non-appealable by the parties. Buyer and Seller shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule.

Section 2.6     Post-Signing Deliverables. After the Signing and prior to the Conversion Date, Seller and Buyer will enter into the Master Services Agreement. Additionally, after the Signing and Prior to the Conversion Date, Seller and Buyer agree to discuss terms of and attempt to enter into a mutually acceptable referral arrangement and fee structure for Seller’s referral to Buyer of commercial customers for the provision of HSA, HRA, FSA and Commuter Account services.

Section 2.7     Post-Conversion Purchase Price Adjustment.

(a)               Promptly following the Conversion Date, but in any event no later than thirty (30) days thereafter, Seller shall prepare and deliver to Buyer a statement (the “Adjustment Statement”) setting forth Seller’s good faith calculation of (i) the aggregate amount of Cash Assets (expressed in U.S. dollars) actually transferred from Seller to Buyer in the Bulk Cash Assets Transfer and (ii) the aggregate amount of the Transitioned Enterprise Partner Cash Assets Amount (collectively, the “Transferred Cash Assets Amount”). The Adjustment Statement shall be accompanied by all relevant backup materials and schedules relating to the calculation of the Transferred Cash Assets Amount in detail reasonably acceptable to Buyer.

(b)           In the event that Buyer disputes the calculation of the Transferred Cash Assets Amount set forth in the Adjustment Statement, Buyer shall notify Seller in writing (the “Dispute Notice”) of the amount, nature and basis of such dispute within ten (10) Business Days after delivery of the Adjustment Statement. In the event of such a dispute, Seller and Buyer shall first use their diligent good faith efforts to resolve such dispute among themselves. If Seller and Buyer are unable to resolve the dispute within thirty (30) calendar days after delivery of the Dispute Notice, then any remaining items in dispute shall be submitted to the Audit Firm.

(c)            If any dispute is submitted to the Audit Firm, each party will furnish to the Audit Firm such work papers and other documents and information relating to the disputed issues as the Audit Firm may reasonably request and are available to that party. Each party shall be afforded the opportunity to present to the Audit Firm material relating to the determination and to discuss the determination with the Audit Firm at a meeting with all parties present. The Audit Firm shall not attribute a value to any disputed amount greater than the greatest amount proposed by either party or an amount less than the least amount proposed by either party. The written decision of the Audit Firm shall be rendered within no more than sixty (60) days from the date that the matter is referred to such firm and shall be final and binding on the parties and, in the absence of fraud or manifest error, shall not be subject to dispute or review. Following any such dispute resolution (whether by mutual agreement of the parties or by written decision of the Audit Firm), the calculation of the Transferred Cash Assets Amount shall be determined final. The costs and expenses of the Audit Firm shall be allocated by the Audit Firm between Buyer, on the one hand, and Seller, on the other hand, equally.

(d)            If the Transferred Cash Assets Amount is less than the Target Cash Assets Amount, then Seller shall, promptly after the final determination of the Transferred Cash Assets Amount pursuant to this Section 2.7, and in any event within three (3) Business Days thereof, refund by Wire Transfer to Buyer an amount in cash equal to the Adjustment Multiple multiplied by the dollar value of such shortfall amount. If the Transferred Cash Assets Amount is greater than the Target Cash Assets Amount, then Buyer shall, promptly after the final determination of the Transferred Cash Assets Amount pursuant to this Section 2.7, and in any event within three (3) Business Days thereof, pay by Wire Transfer to Seller an amount in cash equal to the Adjustment Multiple multiplied by the dollar value of such excess amount. All amounts paid pursuant to this Section 2.7(d) shall be deemed to be an adjustment to the Purchase Price.

(e)            In the event that Seller fails to deliver timely an Adjustment Statement in accordance with Section 2.7(a) above, no later than forty-five (45) days following the Conversion Date, Buyer shall deliver to Seller an Adjustment Statement prepared in good faith by Buyer setting forth Buyer’s calculation of the Transferred Cash Assets Amount, which statement shall be conclusive and binding on the parties upon delivery to Seller. Following delivery of the Adjustment Statement in accordance with this Section 2.7(e), the Purchase Price shall be adjusted and refunded or paid, as applicable, in accordance with Section 2.7(d).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule (it being agreed that disclosure in any section of the Seller Disclosure Schedule shall apply to the indicated section of this Agreement and to all other sections of this Agreement to the extent that it is readily apparent from such disclosure that such matter is relevant to such other sections). Seller hereby represents and warrants as of the Signing Date and the Conversion Date (except to the extent made only as of a specified date, in which case as of such date) to Buyer as follows:

Section 3.1     Organization and Related Matters. Seller is a duly organized and validly existing national banking association. Seller is duly qualified under the Code (including Section 223(d)(1)(B) thereof) and all other Applicable Law to serve as a custodian with respect to each Health Savings Account and has the organizational power and authority to serve as custodian or administrator, as the case may be, for the Accounts, to effect the Custodial Transfer and to own the Acquired Assets as and in the places where now administered or owned, as the case may be. Seller is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it with respect to the Account Portfolio makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 3.2     Authority; No Violation.

(a)           Seller has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by all necessary corporate action on the part of Seller. No other corporate proceeding on the part of Seller or its Affiliates is necessary to approve this Agreement or to consummate the Transactions. This Agreement have been duly and validly executed and delivered by Seller and its Affiliates, as applicable, and, assuming due authorization, execution and delivery by Buyer, this Agreement constitute a valid and binding obligation of Seller and its Affiliates, as applicable, enforceable against Seller and its Affiliates in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)           Neither the execution and delivery of this Agreement by Seller or its Affiliates, nor the consummation by Seller or its Affiliates of the Transactions nor compliance by Seller or its Affiliates with any of the terms or provisions hereof does or will (i) violate any provision of the certificate of incorporation, bylaws, or similar organization documents of Seller or its Affiliates, or (ii) assuming that the consents and approvals referred to in Section 3.3 are duly obtained, (A) violate any Applicable Law or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on consummation of the Transactions, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the Acquired Assets under any of the terms, conditions or provisions of any Contract to which Seller or any Affiliate thereof is a party relating to the Acquired Assets or Account Assets, or by which the Acquired Assets or Account Assets may be bound or affected, except (in the case of this clause (ii)(B)) for such violations, conflicts, breaches, defaults or loss of benefits which would not reasonably be expected to be material to the ongoing custody and administration of the Accounts.

Section 3.3     Consents and Approvals. Except as set forth on Section 3.3 of the Seller Disclosure Schedule, Seller is not required to obtain any Consent of, or provide notice to, any Governmental Authority or other Person in connection with (i) the execution and delivery by Seller or its Affiliates, as applicable, of this Agreement or (ii) the consummation by Seller or its Affiliates, as applicable, of the Transactions (including, for the avoidance of doubt, the Custodial Transfer and the liquidation of Investment Assets included in the Custodial Transfer).

Section 3.4     Material Contracts. Except with respect to the Contracts of Seller with the Enterprise Partners set forth on Section 3.4 of the Seller Disclosure Schedule, Seller has provided Buyer with true, correct and complete copies of each Account Agreement and each other Contract for each of the top 10 Enterprise Partners by number of HSA Accounts (each, a “Material Contract”). Each Material Contract is valid, binding and in full force and effect. Seller is not in material breach under any of the Material Contracts, and no event has occurred that, through the passage of time or the giving of notice, or both, would constitute a material breach by Seller or give rise to a right of termination or cancellation by any counterparty of any of the Material Contracts. To Seller’s Knowledge, no other Person is in material breach under any of the Material Contracts, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material breach.

Section 3.5     No Broker. Neither Seller nor any Affiliate of Seller has employed any broker or finder or incurred any Liability for any broker’s fees, commissions or finder’s fees in connection with this Agreement or the Transactions (other than any broker or finder whose broker’s fees, commissions or finder’s fees shall be paid solely by Seller or its Affiliates).

Section 3.6     Absence of Defaults. Seller is not in material default under or in material violation of (a) any Contract or other instrument, arrangement of understanding to which Seller is a party and by which the Accounts or Account Assets are bound or affected, and to Seller’s Knowledge no fact, circumstance or event has occurred which, upon notice, lapse of time, or both, would constitute such a material default or material violation; (b) any Applicable Law affecting the Accounts or Account Assets; or (c) any Order by which the Accounts or Account Assets are bound or affected.

Section 3.7     Legal Proceedings. There are no legal, administrative, arbitral or other proceedings, claims, suits, actions or governmental or regulatory investigations or inquiries of any nature (collectively, “Proceedings”) that are pending or, to Seller’s Knowledge, threatened against or relating to Seller in connection with the administration of the Accounts or the custody of the Account Assets that (a) would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect or (b) would result, or reasonably be expected to result, in any Liability that would be material to the administration of the Continuing Accounts or the ownership of the Acquired Assets, except for any of the foregoing the contents or existence of which are subject to confidentiality restrictions applicable to “confidential supervisory information” or “non-public OCC information” arising under Applicable Law.

Section 3.8     Compliance with Applicable Law; Permits.

(a)           Since January 1, 2018, Seller has administered the Accounts in accordance in all material respects with Applicable Law, including the Customer Identification Program provisions of Section 326 of the U.S.A. Patriot Act of 2001, and is not in material default or material violation of any such Applicable Law. Seller has not received any communication since January 1, 2018 from a Governmental Authority that alleges that Seller or any of its Affiliates is not in material compliance with any Applicable Law in connection with the custodial administration of the Accounts or the custody of the Account Assets, except for any of the foregoing the contents or existence of which are subject to confidentiality restrictions applicable to “confidential supervisory information” or “non-public OCC information” arising under Applicable Law.

(b)           Seller holds, owns or possesses all Permit necessary for the lawful administration of the Accounts or the custody of the Account Assets by Seller as of the date hereof (each, a “Material Permit”) and is in compliance with its obligations under such Material Permits in all material respects. Since January 1, 2018, none of such Material Permits has been challenged or revoked in any material respect and no statement of intention to challenge, revoke or fail to renew in any material respect any such Material Permit has been received in writing by Seller or any Affiliate thereof, except for any of the foregoing the contents or existence of which are subject to confidentiality restrictions applicable to “confidential supervisory information” or “non-public OCC information” arising under Applicable Law..

Section 3.9     Taxes.

(a)           Seller or an Affiliate thereof has timely paid all material Taxes that relate to the Accounts or any of the Acquired Assets that will have been required to have been paid on or prior to the Conversion Date the nonpayment of which could (i) result in a lien for Taxes on the Account Assets or any of the Acquired Assets, (ii) result in Buyer becoming liable or responsible therefor or (iii) have a material adverse effect on Buyer’s ability to administer the Continuing Accounts or own the Acquired Assets.

(b)           None of the Acquired Assets are “tax exempt use property” within the meaning of Section 168(h) and Section 470(c)(2) of the Code.

(c)           Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

Section 3.10  Title. Seller is the lawful owner of each of the Acquired Assets, free and clear of all Liens. Assuming the accuracy of Buyer’s representations and warranties and compliance with covenants set forth herein, on the Conversion Date, Seller will transfer to Buyer good and valid title in and to all of the Acquired Assets, free and clear of all Liens.

Section 3.11  Accounts. All of the Accounts have been administered and originated in compliance in all material respects with the documents governing the Accounts (including all applicable Account Agreements) and all Applicable Law. There are no Accounts that are subject to any Proceeding that would prohibit or impair in any material respect the ability of Seller or any Affiliate thereof to consummate the Transactions.

Section 3.12  Data Privacy. With respect to any Personal Data collected, stored, used, disclosed, transferred, or otherwise processed by Seller or any Affiliate thereof in connection with the Accounts and Account Files:

(a)           since January 1, 2018, Seller and each of its respective Affiliates has, in all material respects, complied with the terms of its own published, posted, and internal agreements and policies in respect of data protection, data privacy and data security laws applicable to Seller and its Affiliates, including, the Health Insurance Portability and Accountability Act, as amended, and all regulations implemented thereunder (“Data Protection Laws”), with respect to (1) the collection, use, disclosure, and protection of Personal Data and (2) the sending of solicited or unsolicited electronic marketing communications;

(b)           since January 1, 2018, no material notice of a material Proceeding of any kind has been served on, and no material Proceeding has been initiated against, Seller or any Affiliate thereof in respect of the Accounts or Account Files under any applicable Data Protection Law;

(c)           there are no pending or, to Seller’s Knowledge, threatened Proceedings, fines, or other penalties against Seller or any Affiliate thereof in connection with any material data security breaches relating to the Accounts or the Acquired Assets; and

(d)           to Seller’s Knowledge, since January 1, 2018, neither Seller nor any of its Affiliates has experienced any material security breaches of Personal Data related to the Accounts or the Acquired Assets that would require law enforcement or individual notification or remedial action under any applicable Data Protection Law.

Section 3.13  Financial Information. As of April 21, 2021, the Accounts comprised of HSAs consist of at least 149,298 HSAs that collectively contain at least $476,963,745 in Account Assets.

Section 3.14  Absence of Certain Changes. Except as set forth on Section 3.14 of the Seller Disclosure Schedule, since December 31, 2020, except as contemplated by this Agreement, (a) Seller has administered the Accounts in all material respects in the ordinary course consistent with past practice and (b) there has not occurred, nor has any event or circumstance occurred that would have, or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 3.15  Bankruptcy and Solvency. Seller is not involved in any Proceeding by or against it as a debtor before any Governmental Authority under title 11 of the United States Bankruptcy Code or any other insolvency or debtors’ relief act or Applicable Law or for the appointment of a trustee, receiver, liquidator, assignee, sequestrator or other similar official for any part of the Acquired Assets. Seller is not, and after giving effect to the consummation of the Transactions will not be, “insolvent” within the meaning of Section 101(32) of title 11 of the United States Code or any applicable state fraudulent conveyance or transfer law.

Section 3.16  Limitations on Representations and Warranties. Except for the representations and warranties expressly set forth in this Agreement and in any document delivered pursuant hereto, neither Seller nor any Affiliate of Seller nor any of their respective officers, directors, employees, agents or representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Buyer, express or implied, at law or in equity, written or oral, with respect to the Transactions, and Seller hereby disclaims any such representation or warranty whether by Seller or any Affiliate of Seller or any of their respective officers, directors, employees, agents or representatives, or any other Person.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants as of the Signing Date and Conversion Date (except to the extent made only as of a specified date, in which case as of such date) to Seller as follows:

Section 4.1    Organization and Related Matters. Buyer is a corporation duly organized and validly existing under the laws of the State of Delaware. Buyer has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. Buyer is duly qualified under the Code (including Section 223(d)(1)(B) thereof) and to accept a trustee-to-trustee transfer of the Account Assets relating to HSA Accounts from Seller.

Section 4.2     Authority; No Violation.

(a)           Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by all necessary corporate action on the part of Buyer. No other corporate proceeding on the part of Buyer or its controlled Affiliates is necessary to approve this Agreement or to consummate the Transactions. This Agreement have been duly and validly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller or an Affiliate thereof, as applicable, this Agreement constitute a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)           Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the Transactions nor compliance by Buyer with any of the terms or provisions hereof does or will (i) violate any provision of the certificate of incorporation or bylaws of Buyer or (ii) (A) violate any Applicable Law or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the properties or assets of Buyer under any of the terms, conditions or provisions of any Contract to which Buyer is a party, or by which it or any of its properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or loss of benefits which would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.3     Consents and Approvals. Buyer is not required to make any filings, declarations or registrations with any Governmental Authority or obtain any consents or approvals of any third party or Governmental Authority in connection with (a) the execution and delivery by Buyer of this Agreement or (b) the consummation by Buyer of the Transactions. There are no pending or threatened disputes or controversies between Buyer and any Governmental Authority, or investigation or inquiry by any such Governmental Authority, that could reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.4     Legal Proceedings. There are no Proceedings that are pending or, to the Knowledge of Buyer, threatened against Buyer or any of its controlled Affiliates or their respective properties, assets or businesses that could reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.5     No Broker. None of Buyer or any of its Affiliates has employed any broker or finder or incurred any Liability for any broker’s fees, commissions or finder’s fees in connection with the Transactions (other than any broker or finder whose broker’s fees, commissions or finder’s fees shall be paid solely by Buyer or its Affiliates).

Section 4.6     Financing. Buyer has sufficient cash available to enable Buyer to pay the Purchase Price on the terms and conditions set forth herein.

Section 4.7     Limitations on Representations and Warranties. Except for the representations and warranties expressly set forth in this Agreement or in any document delivered pursuant hereto, neither Buyer nor any Affiliate of Buyer nor any of their respective officers, directors, employees, agents or representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Seller, express or implied, at law or in equity, written or oral, with respect to the Transactions, and Buyer hereby disclaims any such representation or warranty whether by Buyer or any Affiliate of Buyer or any of their respective officers, directors, employees, agents or representatives or any other Person. Buyer acknowledges that, except as expressly set forth herein, Buyer has not relied upon any representation or warranty, express or implied, at law or in equity, written or oral, with respect to the Transactions.

ARTICLE V
HSA CUSTODIAL TRANSFER MATTERS

Section 5.1            Notice of Resignation. No more than 45 calendar days and no less than 30 calendar days prior to the Conversion Date, Seller shall distribute to each HSA Account Holder in accordance with the terms of the applicable Account Agreement (the date of the first such distribution, the “Resignation Notice Date”) a duly executed resignation letter, in a form to be mutually agreed between Seller and Buyer (the “Custodian Resignation Letter”), pursuant to which inter alia Seller notifies each HSA Account Holder of its resignation as custodian of the applicable HSA Account effective as of the Conversion Date and designates Buyer as new custodian of each applicable HSA Continuing Account effective as of the Conversion Date. Notwithstanding Seller’s notification to HSA Account Holders of its resignation pursuant to this Agreement, Seller may continue to enroll new HSA Account Holders pursuant to existing contractual obligations owed to Enterprise Partner customers of Seller in existence as of the date hereof until the day immediately preceding the Conversion Date solely to the extent Seller validly resigns as custodian of the applicable newly enrolled HSA Account effective as of the Conversion Date; provided, that in no event shall Buyer have any obligation to Seller in respect of such HSA Accounts hereunder. Notwithstanding the foregoing sentence, in no event shall Seller enter into Contracts or arrangements with Enterprise Partners in respect of any new or existing Accounts following the date hereof.

Section 5.2     Transition Period Operating Matters. From and after the Signing Date until the Conversion Date (the “HSA Transition Period”):

(a)       except as otherwise required by Applicable Law, Seller shall administer the HSA Accounts in the ordinary course of business consistent with past practice;

(b)       without limiting the generality of the foregoing, except as otherwise required by Applicable Law or this Agreement, (i) Seller shall credit interest to the HSA Accounts in accordance with Seller’s interest rate schedules in effect as of the Signing Date, (ii) Seller shall not amend in any material respect, terminate or waive the terms of any Account Agreement, and (iii) Seller shall comply with the obligations set forth on Schedule 2 hereto; and

(c)       Seller shall use commercially reasonable efforts to assist Buyer in Buyer’s efforts to enroll each existing Enterprise Partner customer of Seller in Buyer’s HSA offering effective as of the Conversion Date, including, without limitation, (i) providing reasonable access to Seller’s personnel and files associated with each such Enterprise Partner, (ii) facilitating introductory communications as reasonably requested by Buyer, and (iii) providing information regarding such Enterprise Partner’s program design, file integrations and key processes.

Section 5.3     Notice Period Reporting. During the period commencing on the Resignation Notice Date and ending on the Conversion Date (the “HSA Notice Period”), Seller shall on a weekly basis provide to Buyer a written schedule identifying (i) each HSA Account that has been terminated, liquidated or transferred to a third-party trustee or custodian during the Notice Period, (ii) the name of the applicable HSA Account Holder and related Enterprise Partner, if any, and (iii) the estimated value of the Account Assets held in such HSA Account on the date of such termination, liquidation or transfer.

Section 5.4     Custodial Resignation. Effective upon the Conversion Date, Seller shall, without any action required on the part of Buyer, resign as custodian of the HSA Accounts. During the HSA Transition Period, Seller shall use its best efforts to take all steps reasonably requested by Buyer to designate Buyer as custodian of the Continuing Accounts comprised of HSAs effective as of the Conversion Date.

Section 5.5     Investment Asset Matters. At a time mutually agreed to by Seller and Buyer, after Seller’s consultation with Seller’s third party service provider with respect to Investment Assets, but in any event prior to the Conversion Date, Seller shall cause any and all Investment Assets held in the Investment Accounts to be liquidated and converted to Cash Assets in accordance with the terms of the applicable Account Agreements relating to HSA Accounts to facilitate the transfer of such Cash Assets to Buyer in connection with the Bulk Cash Assets Transfer.

Section 5.6     Debit Card and Online Transaction Processing. At least three (3) Business Days prior to the Conversion Date, Seller shall terminate all debit card and online transaction processing capabilities in respect of the HSA Accounts.  Buyer covenants and agrees to provide to all HSA Account Holders to whom Seller has delivered a Custodial Resignation Letter on the Resignation Notice Date in accordance with the terms of this Agreement new debit cards and online transaction processing capabilities at least three (3) Business Days prior to the Conversion Date.

Section 5.7     Bulk Cash Assets Transfer. On the date that is three (3) Business Days prior to the Conversion Date, Seller shall provide Buyer with a schedule (the “Available Balance Report”) setting forth (i) the name of each HSA Account Holder, (ii) the account number associated with such HSA Account Holder’s HSA Account and (iii) the total account balance held in such HSA Account Holder’s HSA Account determined as of 11:59 p.m. (Mountain Time) as of such date, and (iv) the employer by whom such HSA Account Holder is employed. No later than 12:00 p.m. (noon) (Eastern Time) on the Conversion Date, Seller shall provide Buyer with a final Available Balance Report and, upon direction by Buyer exercising the custodial rights acquired hereunder, Seller shall send to Buyer by Wire Transfer, to one or more accounts at one or more depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation, an amount in cash equal to the sum of all Cash Assets included in the final Available Balance Report (the “Bulk Cash Assets Transfer”). From the Conversion Date through the date that is thirty (30) calendar days after the Conversion Date, Seller and Buyer shall cooperate in good faith to reconcile all Continuing Account balances following the Bulk Cash Assets Transfer against the Continuing Account balance information set forth in the final Available Balance Report.

Section 5.8     Recordkeeping Matters. From and after the Conversion Date, Seller shall provide Buyer with reasonable access to the Account Files relating to HSA Accounts upon reasonable advance notice. Such access shall occur only during normal business hours and shall be conducted in a manner that does not unreasonably interfere with Seller’s operations.

Section 5.9     Remittances. From and after the Conversion Date, Seller shall promptly remit to Buyer by Wire Transfer any amounts received by Seller properly accruing to the Continuing Accounts that are HSAs.

Section 5.10  Required Consents. Each of Buyer and Seller agrees to cooperate with the other, and each will take all commercially reasonable steps necessary, in order to obtain all Required Consents, including without limitation filing one or more notices or applications with Governmental Authorities required for the approval by any Governmental Authority of the Transactions. Notwithstanding the foregoing, in no event shall Buyer be obligated to pay any money (other than immaterial administrative and/or legal costs and expenses) to any Person or offer or grant financial or other accommodations to any Person in connection with obtaining any such Required Consents.

ARTICLE VI
NOTIONAL ACCOUNT TRANSITION

Section 6.1     Transition Period Operating Matters. From and after the Signing Date until the applicable Plan Year End (the “Notional Account Transition Period”), except as otherwise required by Applicable Law, Seller shall administer the Notional Accounts in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, during the Notional Account Transition Period, except as otherwise required by Applicable Law or this Agreement, (a) Seller shall not amend, terminate or waive the terms of any Notional Account Agreement, and (b) Seller shall comply with the obligations set forth on Schedule 2 hereto. Seller shall use commercially reasonable efforts to assist Buyer in Buyer’s efforts to enroll each existing Enterprise Partner customer of Seller in Buyer’s notional account and other product offerings effective as of the applicable Plan Year End, including, without limitation, (i) providing reasonable access to Seller’s personnel and files associated with each such Enterprise Partner, (ii) facilitating introductory communications as reasonably requested by Buyer, and (iii) providing information regarding such Enterprise Partner’s program design, file integrations and key processes.

Section 6.2     Contractual Matters; Cooperation. Effective as of the applicable Plan Year End, Seller shall terminate, or cause to be terminated, each Contract with an Enterprise Partner in respect of the Notional Accounts. In connection with the termination of the Contracts in respect of the Notional Accounts, Seller will ensure that any grace period and run-out activities for the Notional Accounts are completed by Seller’s existing service providers after the termination of the Notional Accounts. Buyer will offer to each Enterprise Partner whose Contract in respect of Notional Accounts with Seller shall have been terminated pursuant to this Section 6.2 a replacement Contract in respect of such Notional Accounts having economic terms (and only economic terms) substantially similar to or better than those under the terminated Contract with Seller; provided, that Buyer’s obligation under this sentence shall only be effective to the extent Seller shall have provided to Buyer a written copy of such terminated Contract prior to the date hereof.

ARTICLE VII
OTHER AGREEMENTS

Section 7.1     Confidentiality and Announcements; Communications.

(a)           From and after the Signing, the Confidentiality Agreement shall terminate and be of no force and effect with respect to any information relating to this Agreement, the Transactions or the Accounts.

(b)           Seller and its Affiliates shall not, for a period of five (5) years from and after the Signing Date, directly or indirectly, without the prior written consent of Buyer, disclose or use, any confidential or proprietary information of Buyer or its Affiliates involving or relating to this Agreement, including the proprietary process by which the Account Assets and related assets are to transfer to Buyer in connection with this Agreement, or any information related to Enterprise Partners or Account Holders; provided, that the information subject to the foregoing provisions of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); provided, further, that the provisions of this Section 7.1(b) will not prohibit (i) any use by Seller of any information related to Enterprise Partners or Account Holders so long as such use does not violate the provisions of Section 7.4(a) of this Agreement or (ii) any retention of copies of records or the making of any disclosure required by Applicable Law so long as reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to the other party, at its cost, to contest the same (to the extent such notice to the other party is legally permissible and reasonably practicable), or required pursuant to applicable regulatory or supervisory process, examination, inquiry or request.

(c)           Seller and Buyer shall cooperate in good faith with respect to the form, substance and timing of any press release or other public disclosure, if any, related to this Agreement or the Transactions, and neither Seller nor Buyer shall issue any press release or make any public disclosure without the prior written consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, either party may make any public disclosure with respect to this Agreement or the Transactions (i) that is contemplated by this Agreement, (ii) that is required by Applicable Law or Order or (iii) that references generally, without identifying the other party or the financial terms of the Transactions, the existence of this Agreement, the intended Conversion Date and the consummation of the Transactions.

Section 7.2     Expenses. Except as otherwise contemplated hereby, Seller, on the one hand, and Buyer, on the other hand, shall each bear its own costs and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the Transactions.

Section 7.3     Further Assurances; Wrong Pocket. Each party to this Agreement shall, at the request of the other, at any time and from time to time following the Signing Date, at the cost of the requesting party, execute and deliver to the requesting party such further instruments as may be reasonably necessary or appropriate in order to confirm or carry out more effectively the provisions of this Agreement. If at any time after the Conversion Date (i) Buyer or its designee holds any Excluded Liabilities or (ii) Seller holds any Acquired Assets or Assumed Liabilities, Buyer or Seller, as the case may be, will promptly transfer (or cause to be transferred) such assets or assume (or cause to be assumed) such Liabilities to or from (as the case may be) the other party, without further consideration from the other party. Prior to any such transfer, the party receiving or possessing any such asset will hold it in trust for such other party.

Section 7.4     Non-Competition.

(a)           Seller acknowledges and agrees that (i) the agreements and covenants contained in this Section 7.4 are reasonable and valid in geographical and temporal scope and in all other respects and are essential to protect the value of the Acquired Assets; (ii) Buyer has agreed to purchase the Acquired Assets in reliance on the covenants made by Seller in this Section 7.4; and (iii) Buyer would not have agreed to purchase the Acquired Assets in the absence of the covenants made by Seller in this Section 7.4. Therefore, Seller agrees that, during the Restricted Period, neither Seller nor any of its Affiliates shall (1) participate or engage, directly or indirectly, in the business of acting as trustee or custodian for Health Savings Accounts in the United States or otherwise offering or administering Health Savings Accounts, Flexible Spending Accounts, Health Reimbursement Arrangements, or Commuter Accounts in the United States or (2) engage in Interfering Activities. Notwithstanding the foregoing, the parties agree that (I) nothing in this Agreement shall be construed to prohibit or otherwise limit Seller or any of its Affiliates from generally soliciting financial services or any other businesses, including but not limited to deposits, loans and other financial products, in any geography or in any manner, (II) nothing in this Agreement shall be construed to prohibit or otherwise limit Seller or any of its Affiliates from owning, as a passive investment, an aggregate of less than 5% of any class of voting securities (as defined in 12 C.F.R. § 225.2(q)(1)) outstanding of a corporation or other Person, and (III) nothing in this Agreement shall be construed to prohibit or otherwise limit Seller or any of its Affiliates from engaging in any commercial or investment banking activities; provided, that such activities do not involve Seller or its Affiliate engaging in the business of acting as trustee or custodian for Health Savings Accounts in the United States or otherwise offering or administering Health Savings Accounts, Flexible Spending Accounts, Health Reimbursement Arrangements, or Commuter Accounts in the United States. The parties further agree that this Section 7.4(a) shall not apply to any Person acquired by Seller or any of its Affiliates after the Conversion Date (an “Acquired Person”) to the extent that the business, operations, assets, liabilities, sales, revenues, profits, expenses or losses of such Acquired Person, in the twelve (12) calendar month period prior to its acquisition by Seller or its Affiliate, were not primarily dedicated to, derived from or attributable to the business of acting as trustee or custodian for Health Savings Accounts in the United States or otherwise offering or administering Health Savings Accounts, Flexible Spending Accounts, Health Reimbursement Arrangements, or Commuter Accounts in the United States, and Seller or its Affiliates shall be permitted to continue the business as operated by an Acquired Person in the ordinary course of business and consistent with the past practice of such Acquired Person prior to such acquisition.

(b)           If any court of competent jurisdiction shall at any time deem the duration or the geographic scope of any of the provisions of this Section 7.4 unenforceable, the other provisions of this Section 7.4 shall nevertheless stand and the duration and/or geographic scope set forth herein shall be deemed to be the longest period and/or greatest size permissible by Applicable Law, and the parties agree that such court shall reduce the time period and/or geographic scope to permissible duration or size.

(c)           Without limiting the remedies available to Buyer, Seller acknowledges that a breach of any of the covenants contained in this Section 7.4 may result in material irreparable injury to Buyer for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, Buyer shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction (without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach hereof, restraining Seller from engaging in activities prohibited by this Section 7.4), or such other relief as may be required specifically to enforce any of the covenants in this Section 7.4. Notwithstanding any other provision to the contrary, the Restricted Period shall be tolled during any period of violation of any of the covenants in this Section 7.4 and during any other period required for litigation during which Buyer seeks to enforce such covenants against Seller if it is ultimately determined that Seller was in breach of such covenants.

Section 7.5     Employee Matters. Prior to the Conversion Date, Buyer may, or may cause one of its Affiliates to, extend offers of employment to certain employees of Seller or its Affiliates whose primary job responsibilities involve the Accounts (each, an “Offeree Employee”). All such offers of employment to Offeree Employees shall be on terms acceptable to Buyer. Nothing in this Agreement shall be construed as an employment contract between Buyer and any Offeree Employee. Further, nothing contained in this Agreement will prohibit Seller from attempting to retain the employment, by any lawful means, of one (1) Offeree Employee.

ARTICLE VIII
TAX MATTERS

Section 8.1      Tax Cooperation. Each Party shall cooperate and provide to the other Party hereto such information and assistance as may reasonably be requested in connection with (i) the preparation of any Tax Return relating to the Accounts, the Continuing Accounts or the Acquired Assets, (ii) the conduct of any audit or other examination by any Taxing Authority relating to any liability for Taxes relating to the Accounts, the Continuing Accounts or the Acquired Assets, and (iii) the prosecution or defense of any claim, suit or proceeding relating to any Tax Return relating to the Accounts, the Continuing Accounts or the Acquired Assets.

Section 8.2      Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) imposed on Buyer or Seller or any of their Affiliates in connection with this Agreement and the sale of the Acquired Assets (“Transfer Taxes”) will be borne and entirely by Buyer when due, and Buyer, at its own expense, will cause to be filed all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and Seller shall cooperate and, as required by Applicable Law, join in the execution of all necessary Tax Returns and other documentation with respect to Transfer Taxes.

Section 8.3      Tax Reporting.

(a)           Form 1099-SA. Seller and Buyer shall issue Form 1099-SA to all HSA Account Holders and the Internal Revenue Service reporting all reportable distributions made as provided below. Seller agrees to provide Buyer with necessary HSA transaction history to support 2021 tax reporting.

	2020 1099-SA	2021 1099-SA
HSA Account Population	Distributions made in 2020	Distributions made in 2021
Non-converted HSA Accounts (e.g., HSA Accounts closed and not converted to Buyer)	Seller	Seller
All converted HSA Accounts (e.g., Continuing Accounts)	Seller	Buyer

(b)           Form 5498-SA. Seller and Buyer shall issue Form 5498-SA to all HSA Account Holders and the Internal Revenue Service reporting all reportable contributions made as provided below. Seller agrees to provide Buyer with necessary HSA transaction history to support 2021 tax reporting.

	2020 5498-SA			2021 5498-SA
HSA Account Population	2020 contributions – Box 2	Contributions made in 2020 designated for 2019 tax year (Prior Year) – Box 2	Contributions made in 2021 designated for 2020 tax year (Prior Year) – Box 3	2021 Contributions – Box 2	Contributions made in 2021 designated for 2020 tax year (Prior Year)– Box 2	Contributions made in 2022 designated for 2021 tax year (Prior Year)– Box 3
Non-converted HSA Accounts (e.g., HSA Accounts closed and not converted to Buyer)	Seller	Seller	Seller	Seller	Seller	N/A
All converted HSA Accounts (e.g., Continuing Accounts)	Seller	Seller	Seller	Buyer	Buyer	Buyer

(c)            Buyer and Seller shall retain, in accordance with their respective standard recordkeeping policies and procedures, and provide the other party with all records or other information that may be reasonably relevant to the preparation of Forms 1099-SA and 5498-SA contemplated by this Section 8.3. Buyer agrees to indemnify Seller for any penalty, interest, claim, fee (including reasonable attorney’s fees) or other liability or expense which may be imposed upon or asserted against Seller as a result of Buyer’s failure to timely and accurately report such reportable payments, as required by Applicable Law, unless such failure by Buyer is due to Seller’s failure to provide to Buyer in a timely manner the amount of such reportable payments earned or paid by the customers through the Conversion Date. Seller agrees to indemnify Buyer for any penalty, interest, claim, fee (including reasonable attorney’s fees) or other liability or expense which may be imposed upon Buyer as a result of Buyer’s failure to timely and accurately report reportable payments earned or paid by Account Holders if Buyer’s failure is caused by Seller’s failure to provide in a timely manner the amount of Account Holder contributions and distributions through the Conversion Date or errors in such information provided by Seller to Buyer.

(d)           For purposes of Section 223 of the Code, the parties shall treat this transaction as a trustee to trustee transfer.

ARTICLE IX
CONDITIONS TO CONVERSION

Section 9.1      Conditions to Obligations of Buyer. Unless waived in writing by Buyer, the obligation of Buyer to consummate the Transactions is conditioned upon satisfaction of each of the following conditions:

(a)           Orders. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent) that is in effect and that prohibits, makes illegal or materially and adversely affects the consummation of the Transactions;

(b)           Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Conversion Date as though such representations and warranties were made at and as of such time (except that representations and warranties as of a specified date need only be true on and as of such date);

(c)           Covenants and Other Agreements. Seller shall have performed, in all material respects, its covenants, promises and agreements in this Agreement on or prior to the Conversion Date;

(d)           Master Services Agreement. Buyer and Seller shall have entered into the Master Services Agreement to be effective as of the Conversion Date;

(e)           Seller Officers’ Certificate. Buyer shall have received a certificate dated as of the Conversion Date and executed by a duly authorized officer of Seller to the effect that each of the conditions specified above in this Section 9.1 are satisfied in all material respects; and

(f)           Required Consents. All Required Consent shall have been obtained and shall be in full force and effect.

Section 9.2      Conditions to Obligations of Seller. Unless waived in writing by Seller, the obligation of Seller to consummate the Transactions is conditioned upon satisfaction of each of the following conditions:

(a)           Orders. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent) that is in effect and that prohibits, makes illegal or materially and adversely affects the consummation of the Transactions;

(b)           Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Conversion Date as though such representations and warranties were made at and as of such time (except that representations and warranties as of a specified date need only be true on and as of such date);

(c)           Covenants and Other Agreements. Buyer shall have performed, in all material respects, its covenants and agreements herein on or prior to the Conversion Date;

(d)           Master Services Agreement. Buyer and Seller shall have entered into the Master Services Agreement to be effective as of the Conversion Date;

(e)           Buyer Officers’ Certificate. Seller shall have received a certificate dated as of the Conversion Date and executed by a duly authorized officer of Buyer to the effect that each of the conditions specified above in this Section 9.2 are satisfied in all material respects; and

(f)           Required Consents. All Required Consent shall have been obtained and shall be in full force and effect.

ARTICLE X
TERMINATION

Section 10.1     Termination of Agreement. This Agreement may be terminated at any time prior to the Conversion Date:

(a)           by the mutual written agreement of Buyer and Seller;

(b)           by Buyer if (i) at the time of such termination any of the representations and warranties of Seller contained in this Agreement shall not be true and correct to the extent that the condition set forth in Section 9.1(b) cannot be satisfied, or (ii) there shall have been any material breach of any covenant, agreement or obligation of Seller hereunder to the extent that the condition set forth in Section 9.1(c) cannot be satisfied, and, in the case of (i) or (ii), such breach or failure is not or cannot be remedied by Seller within thirty (30) calendar days after receipt of notice in writing from Buyer specifying the nature of such breach or failure and requesting that it be remedied; provided that Buyer may not terminate this Agreement based upon the failure of the conditions set forth in Section 9.1(b) or 9.1(c) to be satisfied if such failure was primarily caused by Buyer’s breach of this Agreement;

(c)           by Seller, if (i) at the time of such termination any of the representations and warranties of Buyer contained in this Agreement shall not be true and correct to the extent that the condition set forth in Section 9.2(b) cannot be satisfied, or (ii) there shall have been any breach of any covenant, agreement or obligation of Buyer hereunder to the extent that the condition set forth in Section 9.2(c) cannot be satisfied, and, in the case of (i) or (ii), such breach or failure is not or cannot be remedied by Buyer within thirty (30) calendar days after receipt of notice in writing from Seller specifying the nature of such breach or failure and requesting that it be remedied; provided that Seller may not terminate this Agreement based upon the failure of the conditions set forth in Section 9.2(b) or 9.2(c) to be satisfied if such failure was primarily caused by Seller’s breach of this Agreement; or

(d)           by Seller or Buyer, in the event the Conversion Date has not occurred by December 31, 2021 (or such other date mutually agreed between the parties in writing), unless the failure to so consummate is primarily due to a breach of this Agreement by the party seeking to terminate.

Section 10.2     Effect of Termination. In the event of termination of this Agreement, except for any provision that expressly survives termination of this Agreement, no party hereto, or any of its directors, officers, employees, agents or Affiliates, shall have any liability or further obligation to any other party, except that neither Seller nor Buyer shall be relieved or released from any liabilities or damages arising out of any willful breach of this Agreement.

ARTICLE XI
INDEMNIFICATION

Section 11.1     Survival of Representations and Warranties and Agreements. The respective representations and warranties of Seller and Buyer contained in this Agreement shall survive the Signing but shall expire on, and no claim for indemnification for any breach of representation or warranty hereunder may be made after the date that is 15 calendar months after the Conversion Date, except with respect to, and to the extent of, any claim of which written notice in accordance with Section 11.4 has been given in good faith by one party to the other prior to such date; provided, that, notwithstanding the foregoing, (i) the representations and warranties set forth in Section 3.9 (Taxes) shall terminate upon the expiration of the applicable statute of limitations and (ii) (A) the Seller Fundamental Representations, (B) the Buyer Fundamental Representations and (C) any action relating to fraud or intentional misrepresentation shall survive indefinitely. The respective covenants and agreements of Seller and Buyer contained in this Agreement shall survive the Signing in accordance with their terms. The period from the Signing to the expiration, if any, of a representation, warranty, covenant or agreement hereunder shall be referred to with respect to a claim for indemnification thereunder as the “Survival Period.”

Section 11.2     Indemnification by Seller.

(a)           Subject to the provisions of this ARTICLE XI, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates and its and their respective stockholders, officers, directors, employees, representatives and agents (collectively, the “Buyer Indemnitees”) from and after the Signing Date from and against any and all claims, losses, damages, Liabilities, awards, judgments, costs and expenses (including reasonable attorneys’ fees) (“Damages”) incurred by the Buyer Indemnitees to the extent caused by:

(i)       any breach of any of the representations and warranties made in this Agreement by Seller or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement; provided, that in the case of any such representation or warranty that is limited by “materiality,” “Material Adverse Effect” or any similar term or limitation, the amount of Damages shall be determined as if such “materiality,” “Material Adverse Effect” or similar term or limitation were not included therein;

(ii)      any breach of any covenant or agreement of Seller made herein, including, but not limited to, failing to liquidate and convert Investment Assets held in the Investment Accounts to Cash Assets as required by Section 5.5; or

(iii)     any Excluded Liability.

(b)           Notwithstanding the foregoing, (i) Seller shall not be liable to indemnify any Buyer Indemnitees against Damages arising under Section 11.2(a)(i) for any claim (or series of related claims) where the amount of Damages with respect to such claim (or related claims) does not exceed $10,000 (the “De Minimis Amount”) (and the amount of such Damages shall not be aggregated for purposes of clause (ii) of this sentence); (ii) Seller shall not be liable to indemnify any Buyer Indemnitees against Damages arising under Section 11.2(a)(i)  unless and until the aggregate amount of such Damages exceeds three hundred twenty five thousand U.S. dollars ($325,000) (the “Threshold Amount”), whereupon the Buyer Indemnitees shall be entitled to indemnification for the amount of such Damages in excess of the Threshold Amount; and (iii) Seller’s maximum Liability to the Buyer Indemnitees for all Damages arising under Section 11.2(a)(i) shall not exceed six million five hundred thousand U.S. dollars ($6,500,000) (the “Maximum Amount”); provided, that the Threshold Amount and Maximum Amount shall not apply with respect to any failure of the Seller Fundamental Representations to be true and correct, in which case Seller’s maximum Liability to the Buyer Indemnitees shall not exceed the Purchase Price. Notwithstanding anything herein to the contrary, the limitations set forth in this Section 11.2(b) shall not apply in respect of any indemnification obligation to the extent arising out of or resulting from fraud or willful misrepresentation by Seller.

Section 11.3     Indemnification by Buyer.

(a)           Subject to the provisions of this ARTICLE XI, Buyer shall indemnify, defend and hold harmless Seller and its Affiliates and their respective stockholders, officers, directors, employees, representatives and agents (collectively, the “Seller Indemnitees”) from and after the Signing Date from and against any and all Damages incurred by the Seller Indemnitees to the extent caused by:

(i)       any breach of any of the representations and warranties made in this Agreement by Buyer or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement; provided, that in the case of any such representation or warranty that is limited by “materiality,” “Material Adverse Effect” or any similar term or limitation, the amount of Damages shall be determined as if such “materiality,” “Material Adverse Effect” or similar term or limitation were not included therein;

(ii)      any breach of any covenant or agreement of Buyer made herein; or

(iii)     any Assumed Liability.

(b)           Notwithstanding the foregoing, (i) Buyer shall not be liable to indemnify any Seller Indemnitees against Damages arising under Section 11.3(a)(i) for any claim (or series of related claims) where the amount of Damages with respect to such claim (or related claims) does not exceed the De Minimis Amount (and the amount of such Damages shall not be aggregated for purposes of clause (ii) of this sentence); (ii) Buyer shall not be liable to indemnify any Seller Indemnitees against Damages arising under Section 11.3(a)(i) unless and until the aggregate amount of such Damages exceeds the Threshold Amount, whereupon the Seller Indemnitees shall be entitled to indemnification for the full amount of such Damages (inclusive of the Threshold Amount); and (iii) Buyer’s maximum Liability to the Seller Indemnitees for all Damages arising under Section 11.3(a)(i) shall not exceed the Maximum Amount; provided, that the Threshold Amount and Maximum Amount shall not apply with respect to any failure of the Buyer Fundamental Representations to be true and correct, in which case Buyer’s maximum Liability to the Seller Indemnitees shall not exceed the Purchase Price. Notwithstanding anything herein to the contrary, the limitations set forth in this Section 11.3(b) shall not apply in respect of any indemnification obligation to the extent arising out of or resulting from fraud or willful misrepresentation by Buyer.

Section 11.4     Indemnification Procedure.

(a)           Promptly after the incurrence of any Damages by the party seeking indemnification hereunder (the “Indemnified Party”), the Indemnified Party shall deliver to the party from which indemnification is sought (the “Indemnifying Party”) a notice (the “Claim Notice”), which Claim Notice shall be delivered within the relevant Survival Period; provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this ARTICLE XI except to the extent that the Indemnifying Party is materially prejudiced by such failure, and shall:

(i)       state that the Indemnified Party has paid or properly accrued Damages for which such Indemnified Party is entitled to indemnification pursuant to this Agreement; and

(ii)      specify in reasonable detail each individual item of Damages included in the amount so stated to the extent known, to whom such item was paid or is anticipated to be paid to the extent known, the date such item was paid or properly accrued and the nature of the breach of representation, warranty, covenant or agreement and the computation of the amount, if reasonably capable of computation, to which such Indemnified Party claims to be entitled hereunder.

(b)           Claims for Damages specified in any Claim Notice with respect to which the parties agree in writing to be due, or which are determined by final, non-appealable order of a court of competent jurisdiction to be due, are hereinafter referred to, collectively, as “Agreed Claims.” Within ten (10) Business Days of the determination of the amount of any Agreed Claim, subject to the limitations of this ARTICLE XI, the Indemnifying Party shall pay to the Indemnified Party an amount equal to the Agreed Claim by Wire Transfer to the bank account or accounts designated in writing by the Indemnified Party not less than one (1) Business Day prior to such payment.

(c)           Promptly after the assertion by any third party of any claim against any Indemnified Party that may result in the incurrence by such Indemnified Party of Damages for which such Indemnified Party would be entitled to indemnification pursuant to this Agreement, such Indemnified Party shall deliver to the Indemnifying Party a Claim Notice; provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this ARTICLE XI except to the extent that the Indemnifying Party is materially prejudiced by such failure, and the Indemnifying Party shall have thirty (30) days after receipt of the Claim Notice to elect, at its option, to assume and control the defense of, at its own expense and by its own counsel (who shall be reasonably acceptable to the Indemnified Party), such claim, and the Indemnifying Party shall be entitled to assert any and all defenses available to the Indemnified Party to the fullest extent permitted by Applicable Law. If the Indemnifying Party shall, in accordance with the previous sentence, undertake to compromise or defend any such claim, it shall reasonably promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party agrees in such case to cooperate fully with the Indemnifying Party and its counsel in the compromise of, or defense against, any such claim. Notwithstanding an election by the Indemnifying Party to assume the defense of such action or proceeding, the Indemnified Party shall have the right to employ separate counsel and to participate in, but not control, the defense of such action or proceeding. The Indemnifying Party shall bear the reasonable fees, costs and expenses of one (1) firm of such separate counsel (such single firm representing all Indemnified Parties), if, but only if, (i) the Indemnified Party shall have been advised by counsel that an actual or potential conflict of interest makes representation by the same counsel or the counsel selected by the Indemnifying Party inappropriate or (ii) the Indemnifying Party shall have authorized in writing the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. In any event, the Indemnified Party and Indemnifying Party and their counsel shall cooperate in the defense of any such claim subject to this Section 11.4(c), including keeping such Persons informed of all material developments relating to any such claims, and providing copies of all relevant material correspondence and documentation relating thereto and also including, as required, the furnishing of personnel and witnesses and the execution of documents in each case as necessary for any defense of such third-party claim and at no cost to the other party (subject to reasonable out-of-pocket expenses of the Indemnified Party incurred in connection with such defense being considered part of Damages hereunder). If the Indemnifying Party receiving such Claim Notice does not elect within thirty (30) days to defend such third-party claim, the Indemnified Party shall have the right, at the Indemnifying Party’s expense, to defend such claim; provided, that the Indemnifying Party shall not be liable for the fees and expenses of more than one (1) firm of counsel for all Indemnified Parties. No Indemnifying Party shall be liable to indemnify any Indemnified Party for any settlement of any such action or claim effected without the consent of the Indemnifying Party, but if settled with the written consent of the Indemnifying Party, or if there be a final judgment for the plaintiff in any such action, the Indemnifying Party shall indemnify and hold harmless each Indemnified Party from and against any Damages by reason of such settlement or judgment, subject to the limitations set forth in this Article XI. If the Indemnifying Party shall assume the defense of any claim in accordance with the provisions of this Section 11.4(c), the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of such claim, but only if the settlement does not release the Indemnified Party from all Liabilities and obligations with respect to such claim, or the settlement is in excess of the remaining portion of the Maximum Amount set forth in Section 11.2 or Section 11.3, as applicable, or if the settlement imposes injunctive or other non-monetary equitable relief against the Indemnified Party. The Indemnified Party and the Indemnifying Party each agrees to cooperate fully in all matters covered by this Section 11.4(c), including, as required, the furnishing of books and records, personnel and witnesses and the execution of documents, in each case as necessary for any defense of such third-party claim and at no cost to the other party (provided that any reasonable out-of-pocket expenses of the Indemnified Party incurred in connection with the foregoing shall be considered part of Damages hereunder).

(d)           Anything to the contrary in this Section 11.4 notwithstanding, if a third-party claim that primarily relates to Taxes or Excluded Taxes includes or could reasonably be expected to include both a claim for Taxes that are Excluded Taxes and a claim for Taxes that are not Excluded Taxes, and such claim for Taxes that are Excluded Taxes is not separable from such a claim for Taxes that are not Excluded Taxes, Seller (if the claim for Taxes that are Excluded Taxes exceeds or reasonably could be expected to exceed in amount the claim for Taxes that are not Excluded Taxes) or otherwise Buyer (Seller or Buyer, as the case may be, the “Controlling Party”), shall be entitled to control the defense of such third-party claim (such third-party claim, a “Tax Claim”). In such case, the other party (Seller or Buyer, as the case may be, the “Non-Controlling Party”) shall be entitled to participate fully (at the Non-Controlling Party’s sole expense) in the conduct of such Tax Claim and the Controlling Party shall not settle such Tax Claim without the consent of such Non-Controlling Party (which consent shall not be unreasonably withheld, conditioned or delayed). The costs and expenses of conducting the defense of such Tax Claim shall be reasonably apportioned based on the relative amounts of the Tax Claim that are Excluded Taxes and the Tax Claim that are not Excluded Taxes. Notwithstanding the foregoing, Seller shall be entitled to control in all respects, and neither Buyer nor any of its Affiliates shall be entitled to participate in, the defense of any third-party claim that relates to any income Taxes of Seller or any of its Affiliates.

Section 11.5     Certain Damages; Certain Offsets; Calculation of Damages.

(a)           In no event shall an Indemnifying Party have liability to the Indemnified Party for any punitive or exemplary damages except if and to the extent any such damages are recovered against an Indemnified Party pursuant to any component of any claim, settlement, award or judgment against such Indemnified Party by any unaffiliated third party.

(b)           For purposes of calculating the monetary amount of Damages for which any claim may be made against any Indemnifying Party, such monetary amount shall be decreased to the extent of any amounts actually recovered by an Indemnified Party under insurance policies, net of any increase in premiums directly attributable to such recovery for the year of the claim and the following year, deductibles or co-pays incurred in connection therewith, including reasonable costs of collection.

(c)           Each Indemnified Party will use its commercially reasonable efforts to mitigate each loss or Liability for which such Indemnified Party is or may become entitled to be indemnified hereunder, including by (i) using commercially reasonable efforts in pursuing and attempting to recover any insurance proceeds available to it as a result thereof and (ii) incurring costs only to the extent reasonably appropriate to remedy any breach or remediate any other situation. If such Indemnified Party mitigates its loss after the Indemnifying Party has paid the Indemnified Party under this Article XI in respect of that loss, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation (less the Indemnified Party’s reasonable costs of mitigation) promptly after the benefit is received.

Section 11.6     Exclusive Remedy. The parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party in connection with the Transactions) for any breach of any representation or warranty set forth herein shall be pursuant to the indemnification provisions set forth in this ARTICLE XI. Nothing in this Section 11.6 shall limit any party’s right to seek and obtain any equitable relief to which such party shall be entitled hereunder or to seek any remedy on account of any party’s fraudulent, criminal or willful misconduct.

Section 11.7     Treatment of Indemnification Payments. Any amounts payable under this ARTICLE XI shall for all purposes be treated by Buyer and Seller as an adjustment to the Purchase Price.

ARTICLE XII
MISCELLANEOUS

Section 12.1     Amendments; Waiver. This Agreement may not be amended, altered or modified except by written instrument executed by each of the parties. No waiver of any party to this Agreement will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver. No waiver shall constitute a waiver of, or estoppel with respect to, any subsequent or other inaccuracy, breach or failure to strictly comply with the provisions of this Agreement.

Section 12.2     Entire Agreement. This Agreement (including the Seller Disclosure Schedule, the Confidentiality Agreement and any other schedules, certificates, lists and documents referred to herein or therein, and any documents executed by any of the parties simultaneously herewith or pursuant thereto), constitutes the entire agreement of the parties, and supersedes all prior agreements and understandings, discussions, negotiations and communications, written and oral, among the parties with respect to the subject matter hereof.

Section 12.3     Interpretation. When a reference is made in this Agreement to Articles, Sections, Schedules or Exhibits, such reference shall be to an Article of, Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if” unless the context in which such phrase is used shall dictate otherwise. References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary.

Section 12.4     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 12.5     Notices. Unless otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed given if (i) delivered in person, (ii) transmitted by email (provided, that a copy of the notice or other communication is sent by overnight courier) or (iii) delivered by an overnight courier, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Seller, to:

Fifth Third Bank, National Association
38 Fountain Square Plaza

Cincinnati, Ohio 45263

Attention:	Michael L. Powell, Deputy General Counsel, Senior Vice President

Email:	michael.powell2@53.com

With a copy to:

Dinsmore & Shohl LLP
255 East Fifth Street, Suite 1900
Cincinnati, Ohio 45202

Attention:	Michael G. Dailey and Christian Gonzalez
Email:	michael.dailey@dinsmore.com
christian.gonzalez@dinsmore.com

If to Buyer, to:

HealthEquity, Inc.
15 W. Scenic Pointe Drive, Suite 100
Draper, UT 84020

Attention:	Jon Kessler, Chief Executive Officer
Delano	W. Ladd, General Counsel
Email:	JKessler@healthequity.com
legal_dept@healthequity.com

Section 12.6     Binding Effect; Persons Benefiting; No Assignment. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and assigns and any Buyer of all or substantially all of the assets of such party and its subsidiaries taken as a whole. This Agreement may not be assigned by any of the parties without the prior written consent of Buyer, in the case of any assignment by Seller, and Seller, in the case of any assignment by Buyer. Except as otherwise expressly set forth in ARTICLE XI, no provision of this Agreement is intended or shall be construed to confer upon any entity or Person other than the parties and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof.

Section 12.7     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart. A copy of this Agreement or signature page hereto signed and transmitted by facsimile machine, as an attachment to an email or by other electronic means (collectively an “Electronic Document”), shall be treated as an original document. The signature of any party thereon, for purposes hereof, is to be considered an original signature, and the Electronic Document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, any Electronic Document shall be re-executed in original form by the party or parties who executed the Electronic Document. No party may raise the use of an Electronic Document or the fact that a signature was transmitted through the use of a facsimile machine, email or other electronic means as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Agreement.

Section 12.8     Waiver of Jury Trial. The parties hereby waive, to the fullest extent permitted by law, any right to trial by jury of any claim, demand, action or cause of action arising under this Agreement or in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or any of the Transactions, in each case, whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise. The parties hereby further agree and consent that any such claim, demand, action or cause of action shall be decided by court trial without a jury and that the parties may file a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

Section 12.9     Governing Law; Venue. This Agreement and any claim, demand, action or cause of action arising under this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles. The parties irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware over any suit, action or proceeding arising out of or relating to this Agreement or any of the Transactions. To the fullest extent that they may effectively do so under Applicable Law, the parties irrevocably waive and agree not to assert, by way of motion, as a defense or otherwise, any claim that they are not subject to the jurisdiction of any such court, any objection that they may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 12.10   Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the Transactions, will cause irreparable injury to the other party, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of temporary, preliminary and permanent injunctive relief by the courts referenced in Section 12.9 to compel performance of such party’s obligations, or to prevent breaches or threatened breaches of this Agreement, and to the granting by the courts referenced in Section 12.9 of the remedy of specific performance of its obligations hereunder, without, in any such case, the requirement to post any bond or other undertaking, in addition to any other rights or remedies available hereunder or at law or in equity.

Section 12.11   No Third-Party Beneficiary. This Agreement will not confer any rights or remedies upon any Person other than the parties hereto and their respective heirs, executors, successors and permitted assigns.

Section 12.12   Bulk Sales Waiver. The parties waive compliance with any “bulk sales” and similar laws applicable to the Transactions.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties have caused this Custodial Transfer and Asset Purchase Agreement to be executed as of the date first above written.

SELLER:

FIFTH THIRD BANK, NATIONAL ASSOCIATION

By:	/s/ Bryan Preston
Name: Bryan Preston
Title: Senior Vice President

By:	/s/ Brennen Willingham
Name: Brennen Willingham
Title: Senior Vice President

BUYER:

HEALTHEQUITY, INC.

By:	/s/ Tyson Murdock
Name: Tyson Murdock
Title: Chief Financial Officer

[Signature Page to Custodial Transfer and Asset Purchase Agreement]